SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1*

RSC Holdings Inc.

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

74972L 102

(CUSIP Number)

Jonathan M. Gottsegen, Esq.

United Rentals, Inc.

Senior Vice President, General Counsel and Corporate Secretary

Five Greenwich Office Park

Greenwich, Connecticut 06831

(203) 622-3131

With copies to:

Francis J. Aquila, Esq.

Andrew D. Soussloff, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74972L 102

1	NAMES OF REPORTING PERSONS. United Rentals, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK; WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 1 amends the Schedule 13D filed on December 21, 2011 (the “Schedule 13D”), by United Rentals, Inc. (the “Reporting Person”). Capitalized terms used herein not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. The Voting Agreement entered into by the Reporting Person and the Oak Hill Stockholders has been terminated in accordance with its terms. Consequently, the Reporting Person can no longer be deemed the beneficial owner of any shares of RSC Common Stock. Accordingly, this Amendment No. 1 is the Reporting Person’s final amendment to the Schedule 13D and is an exit filing.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following two paragraphs:

On April 30, 2012, the parties to the Merger Agreement consummated the Merger. Pursuant to the terms of the Merger Agreement, each share of RSC Common Stock issued and outstanding immediately prior to the effective time (other than shares owned by (i) RSC, United Rentals or any direct or indirect wholly owned subsidiary of RSC or United Rentals and (ii) stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) was automatically converted into the right to receive $10.80 in cash and 0.2783 of a share of common stock of United Rentals, without interest. Also pursuant to the terms of the Merger Agreement, on April 30, 3012, the size of United Rentals’ board of directors was increased to 14 directors and three of RSC’s independent directors, Pierre E. Leroy, James H. Ozanne, and Donald C. Roof, were elected to United Rentals’ board of directors.

The Voting Agreement terminated, in accordance with its terms, upon the effective time of the Merger, which was April 30, 2012.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

(a) and (b) The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 1 are incorporated herein by reference As of April 30, 2012, following the consummation of the Merger, the Reporting Person owns no shares of RSC Common Stock. To the knowledge of the Reporting Person, no person named in Schedule A beneficially owns shares of RSC Common Stock.

Except as set forth above, neither United Rentals, nor to the best of United Rentals’ knowledge, any of the individuals named in Schedule A hereto, beneficially owned, or had the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of, any shares of RSC Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that United Rentals was the beneficial owner of the RSC Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The following transactions were effected within the 60 days prior to April 30, 2012:

Individual	Date	Number of Shares	Transaction	Price per Share	Description
Donald C. Roof	April 26, 2012	10,000	Disposition	$23.55	Open market sale

Donald C. Roof (by Roof Family Foundation, Inc.)	April 26, 2012	610	Disposition	$23.55	Open market sale

Except for those transactions disclosed above, and transactions in connection with the consummation of the Merger, neither United Rentals, nor to the best of United Rentals’ knowledge, any individual listed in Schedule A hereto, engaged in any transaction during the past 60 days in shares of RSC Common Stock.

(d) Not applicable.

(e) April 30, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED RENTALS, INC.

By:	/s/ Jonathan M. Gottsegen
	Name:	Jonathan M. Gottsegen
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: May 3, 2012

SCHEDULE A

Name	Present Principal Occupation; Principal Business of Corporation or Other Organization in Which Employment is Conducted	Citizenship
Directors

Jenne K. Britell	Senior Managing Director of Brock Capital Group LLC, an advisory and investment banking firm.	U.S.

José B. Alvarez	Professor, Harvard Business School, a business school.	U.S.

Howard L. Clark, Jr.	Former Vice Chairman, Barclays Capital Inc., the investment banking division of Barclays Bank PLC.	U.S.

Bobby J. Griffin	Former President — International Operations of Ryder System, Inc., a transportation, logistics and supply chain management company.	U.S.

Pierre E. Leroy	Former President — Worldwide Construction & Forestry Division and Global Parts Division of Deere & Company, an agriculture, forestry, landscaping, and engine and equipment manufacturing company.	U.S.

Singleton B. McAllister	Partner, Blank Rome LLP, a law firm.	U.S.

Brian D. McAuley	Chairman, Pacific DataVision, Inc., a privately held telecommunications software applications and hosting company.	U.S.

John S. McKinney	Former Vice President, United Rentals, Inc., an equipment rental company.	U.S.

James H. Ozanne	Former President and CEO, Nation Financial Holdings, and its predecessor US WEST Capital, commercial banks.	U.S.

Jason D. Papastavrou, Ph.D.	Chief Executive Officer and Chief Investment Officer, ARIS Capital Management, an investment management firm.	Greece

Filippo Passerini	President – Global Business Services, The Procter & Gamble Company, a multinational manufacturer of consumer goods.	Italy

Donald C. Roof	Former Executive Vice President and CFO — Joy Global Inc., a worldwide manufacturer of mining equipment.	U.S.

Keith Wimbush	Executive Vice President and North American Head of Legal at DHR International, an executive search firm.	U.S.

Executive Officers

Michael J. Kneeland	President and Chief Executive Officer	U.S.

William B. Plummer	Executive Vice President and Chief Financial Officer	U.S.

Jonathan M. Gottsegen	Senior Vice President, General Counsel and Corporate Secretary	U.S.

Matthew J. Flannery	Executive Vice President and Chief Operating Officer	U.S.

Dale A. Asplund	Senior Vice President—Business Services	U.S.

John J. Fahey	Vice President—Controller and Principal Accounting Officer	U.S.